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                                  UNITED STATES                  ---------------
                       SECURITIES AND EXCHANGE COMMISSION        SEC FILE NUMBER
                             Washington, D.C. 20549                 333-87224
                                                                 ---------------
                                   FORM 12b-25                     CUSIP NUMBER
                                                                    285835104
                           NOTIFICATION OF LATE FILING           ---------------

(Check one):  [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q
              [ ] Form 10-D  [ ] Form N-SAR [ ] Form N-CSR
              Form Period Ended: ________________________________
              [ ] Transition  Report on Form 10-K
              [ ] Transition  Report on Form 20-F
              [ ] Transition  Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended: _________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

  Electronic Sensor Technology, Inc.
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Full Name of Registrant

  1077 Business Center Circle
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Address of Principal Executive Office (Street and Number)

  Newbury Park, California 91320
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day
[X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant has not been able to complete the preparation and assimilation of information required for its quarterly report on Form 10-QSB for the period ended June 30, 2006 by the prescribed due date therefor without the expenditure of unreasonable effort and expense. The registrant will file its quarterly report on Form 10-QSB by the fifth calendar day following the required filing date, as permitted by Rule 12b-25.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

             Francis Chang             (805)                  480-1994
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                (Name)              (Area Code)          (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes [ ] No [ ]

          We were not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act during the past 12 months because (i) our registered common stock was registered under the Securities Act during such period and was not registered under the Exchange Act, (ii) we did not have any registration statement that became effective during such period and (iii) we had less than 300 shareholders of record throughout such period. Although we were not required to do so, we voluntarily filed such reports with the Securities and Exchange Commission during such period. On March 24, 2006 we filed a registration statement on Form 10-SB to register our common stock pursuant to the Exchange Act, which we subsequently withdrew pursuant to the request of the Securities and Exchange Commission until our registration statement on Form SB-2, for which an amendment was last filed on May 1, 2006, is declared effective. Once our registration statement on Form SB-2 is declared effective, we plan to file another registration statement on Form 10-SB to register our common stock pursuant to the Exchange Act. Once our registration statement on Form 10-SB is effective, we will be subject to the filing requirements of the Securities Exchange Act.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ ] No [X]

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                       Electronic Sensor Technology, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: August 14, 2006                           By /s/ Francis Chang
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                                                  Francis Chang, Secretary,
                                                  Treasurer and Vice President
                                                  of Finance and Administration

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